SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 28637; 812-13541

DFA Investment Dimensions Group Inc., et al.; Notice of Application

February 26, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company
Act of 1940 (the "Act") for exemption from sections 12(d)(1)(A) and (B) of the Act and under
sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of the Application: The order would permit certain management investment companies
and unit investment trusts registered under the Act to acquire shares of certain open-end
management investment companies or unit investment trusts registered under the Act that are
outside of the same group of investment companies as the acquiring investment companies.

Applicants: DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Emerging
Markets Value Fund Inc. ("DEM"), Dimensional Investment Group Inc. ("DIG"), and The DFA
Investment Trust Company ("DFAITC," and together with DFAIDG, DEM, and DIG, the
"Trusts") and Dimensional Fund Advisors LP ("Advisor").

Filing Dates: The application was filed on June 11, 2008, and amended on December 8, 2008.
Applicants have agreed to file an amendment during the notice period, the substance of which is
reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on March 23, 2009, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; Applicants, 2901 Via Fortuna, Terrace V, Floor 2, Austin, TX 78746.

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained for a fee at the Public Reference Desk, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington DC 20549-0102 (telephone (202) 551-5850).

Applicants' Representations:

      1.   The Trusts are open-end management investment companies registered under the

Act and are each comprised of separate series (each, a "Fund" and collectively the "Funds") that

pursue distinct investment objectives and strategies. Each of DFAIDG, DEM, and DIG is

organized as a Maryland corporation. DFAITC is organized as a Delaware statutory trust.

Certain Funds pursue their investment objectives through a master-feeder arrangement in

reliance on section 12(d)(1)(E) of the Act.[1] The Advisor is a Delaware limited partnership and is

registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers

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[1] A Fund of Funds (as defined below) may not invest in a Fund that serves as a feeder Fund unless the feeder Fund
is part of the same group of investment companies as its corresponding master fund.

Act").[2] The Advisor serves as investment adviser to those Funds that invest directly in portfolio securities.

2.　　　Applicants request relief to permit registered management investment companies ("Investing Management Companies") and registered unit investment trusts ("Investing Trusts," and together with the Investing Management Companies, "Funds of Funds") that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trusts, to acquire shares of the Funds in excess of the limits in section 12(d)(1)(A) of the Act, and to permit a Fund, any principal underwriter for a Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of a Fund to a Fund of Funds in excess of the limits of section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each open-end management investment company or unit investment trust registered under the Act that currently or subsequently is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trusts and is advised or sponsored by the Advisor or any entity controlling, controlled by, or under common control with the Advisor (such open-end management investment companies are referred to as "Open-end Funds;" such unit investment trusts are referred to as "UIT Funds;" and both Open-end Funds and UIT Funds are included in the term "Funds"); (2) each Fund of Funds that enters into a Participation Agreement (as defined below) with a Fund to purchase shares of the Funds; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund.[3]

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[2] All references to the term "Advisor" herein include successors-in-interest to the Advisor. Successors-in-interest are limited to any entity resulting from a reorganization of the Advisor into another jurisdiction or a change in the type of business organization.

[3] All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. A Fund of Funds may rely on the requested order only to invest in the Funds and not in any other registered investment company.

3.	Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act and registered as an investment advisor under the Advisers Act ("Fund of Funds Adviser"). A Fund of Funds Adviser may contract with an investment adviser which meets the definition of section 2(a)(20)(B) of the Act (a "Subadviser"). Any Subadviser will be registered as an investment adviser under the Advisers Act. Each Investing Trust will have a sponsor ("Sponsor"). Applicants represent that to ensure that Funds of Funds comply with the terms and conditions of the requested relief, a Fund of Funds must enter into a participation agreement between a Trust, on behalf of the relevant Funds, and the Fund of Funds ("Participation Agreement") before investing in a Fund beyond the limits imposed by section 12(d)(1)(A). The Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Fund of Funds that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.

4.	Applicants state that the Funds will offer Funds of Funds simple and efficient investment vehicles to achieve their asset allocation or diversification objectives. Applicants state that the Funds also provide high quality, professional investment program alternatives to Funds of Funds that do not have sufficient assets to operate comparable funds.

Applicants' Legal Analysis:

A.	Section 12(d)(1)

1.	Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, and any Broker from selling the

investment company's shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to

permit Funds of Funds to acquire shares of the Funds in excess of the limits in section 12(d)(1)(A)

of the Act, and a Fund, any principal underwriter for a Fund and any Broker to sell shares of a Fund

to a Fund of Funds in excess of the limits of section 12(d)(1)(B) of the Act.

3.   Applicants state that the proposed arrangement and conditions will adequately

address the concerns underlying the applicable limits in sections 12(d)(1)(A) and (B) of the Act,

which include concerns about undue influence by a fund of funds over underlying funds, excessive

layering of fees, and overly complex fund structures. Accordingly, applicants believe that the

requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants believe that neither a Fund of Funds nor a Fund of Funds Affiliate would

be able to exert undue influence over the Funds.[4] To limit the control that a Fund of Funds may

have over a Fund, applicants propose a condition prohibiting the Fund of Funds Adviser or

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[4] A "Fund of Funds Affiliate" is defined as a Fund of Funds Adviser, Subadviser, Sponsor, promoter, or a principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is defined as an investment adviser, sponsor, promoter, or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.

Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor ("Fund of Funds Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to each Subadviser, any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser ("Subadviser Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Open-end Fund or sponsor to a UIT Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Subadviser, Sponsor, or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Subadviser, Sponsor or employee is an affiliated person; however any person whose relationship to a Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

5. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of each Investing Management Company, including a majority of the directors or trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Disinterested Trustees"), will find that the advisory fees charged under the advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Open-end Fund in which the Investing Management Company may invest. In addition, a Fund of Funds Adviser or trustee or Sponsor of a Fund of Funds will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end Fund under rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee, or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee, or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee, or Sponsor, or its affiliated person by an Open-end Fund, in connection with the investment by the Fund of Funds in the Fund. Applicants also state that with respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Fund level.[5] Other sales charges and service fees, as defined in Rule 2830 of the NASD Conduct Rules ("Rule 2830"), if any, will only be charged at the Fund of Funds level or at the Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830.

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[5] Applicants represent that a Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a registered separate account will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

6.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants propose condition 12 to ensure that the proposed structure will not result in unnecessary complexity. Applicants also note that a Fund reserves the right to reject any investment by a Fund of Funds.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. Applicants seek relief from section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its shares to and redeem its shares from a Fund of Funds.[6]

2.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned, (b) the proposed transaction is consistent with the policies of each registered investment company involved, and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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[6] Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

provisions of the Act. Applicants submit that the proposed arrangement satisfies the standards for relief under sections 17(b) and 6(c) of the Act.

3.   Applicants believe that any proposed transactions directly between Funds and a Fund of Funds will be consistent with the policies of each Fund and such Fund of Funds. The Participation Agreement will require any Fund of Funds that purchases shares from a Fund to represent that the purchase of shares from the Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Fund's registration statement.

4.   Applicants state that the terms of the arrangement are fair and reasonable and do not involve overreaching. Applicants note that all shares of the Funds sold and redeemed by the Funds will be sold and redeemed at net asset value as required by rule 22c-1 under the Act. Applicants also state that the proposed arrangement is consistent with the policies and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The members of a Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it (except for any member of the Fund of Funds Advisory Group or Subadviser Group that is a separate account) will vote its

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shares of the Fund in the same proportion as the vote of all other holders of the Fund's shares. This condition does not apply to the Subadviser Group with respect to a Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Open-end Fund) or as the sponsor (in the case of a UIT Fund). A registered separate account will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account will either (a) vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund's shares, or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of a Fund to influence the terms of any services or transactions between the Funds of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Open-end Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Open-end Fund ("Board"), including a majority of the Disinterested Trustees, will determine that any consideration paid by the Open-end Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end Fund, (b) is within the range of consideration that the Open-end Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions, and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Open-end Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Open-end Fund or sponsor to a UIT Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

6.   The Board of an Open-end Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by an Open-end Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Open-end Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Open-end Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Open-end Fund. The Board of the Open-end Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Open-end Fund, (b) how the performance of securities

purchased in an Affiliated Underwriting compares to the performance of comparable securities

purchased during a comparable period of time in underwritings other than Affiliated Underwritings

or to a benchmark such as a comparable market index, and (c) whether the amount of securities

purchased by the Open-end Fund in Affiliated Underwritings and the amount purchased directly

from an Underwriting Affiliate have changed significantly from prior years. The Board of the

Open-end Fund will take any appropriate actions based on its review, including, if appropriate, the

institution of procedures designed to assure that purchases of securities in Affiliated Underwritings

are in the best interests of shareholders.

7.   Each Open-end Fund will maintain and preserve permanently in an easily accessible

place a written copy of the procedures described in the preceding condition, and any modifications

to such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by a Fund of Funds in the securities of an Open-end Fund

exceeds the limit in section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were

acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the

information or materials upon which the determinations of the Board of the Open-end Fund were

made.

8.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), the Fund

of Funds and the Fund will execute a Participation Agreement stating without limitation that their

boards of directors or trustees and their investment advisers, or sponsors and trustees, as applicable,

understand the terms and conditions of the order and agree to fulfill their responsibilities under the

order. At the time of its investment in shares of an Open-end Fund in excess of the limit in section

12(d)(1)(A)(i), a Fund of Funds will notify the Open-end Fund of the investment. At such time, the Fund of Funds will also transmit to the Open-end Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Open-end Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and, in the case of an Open-end Fund, the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the Disinterested Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Open-end Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

10.   A Fund of Funds Adviser, or trustee, or Sponsor of a Fund of Funds, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received from any plan adopted by an Open-end Fund under rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor, or its affiliated person, by an Open-end Fund, in connection with the investment by the Fund of Funds in the Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing

Management Company in an amount at least equal to any compensation received from a Fund by the Subadviser, or an affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or its affiliated person by an Open-end Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

11.   With respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Fund level. Other sales charges and service fees, as defined in Rule 2830, if any, will only be charged at the Fund of Funds level or at the Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830.

12.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the Fund (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (c) acquires (or is deemed to have acquired) securities of

another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary